

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Mr. Claudio Zezza
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3,434 – 7˚ andar
22640-102 Rio de Janeiro, RJ, Brazil

Re: **TIM Participações S.A.**
          Form 20-F for Fiscal Year Ended December 31, 2009
          Filed June 30, 2010
          File No. 1-14491

Dear Mr. Zezza:

    We have reviewed your response letter dated October 5, 2010 and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 37. Reconciliation between Brazilian GAAP and US GAAP, page F-73

i. Earnings (loss) per share, page F-88

1. We note your response to comment 4 from our letter dated September 21, 2010. It is not apparent to us why you believe that your error in US GAAP earnings per share for common and preferred shares is not material to the financial statements. Addressing the qualitative and quantitative factors in SAB 99, please provide us with a more comprehensive materiality analysis.

Mr. Claudio Zezza
Chief Financial Officer
TIM Participações S.A.
October 25, 2010
Page 2

Note 38. Additional disclosures required by US GAAP, page F-94

h. Income and social contribution taxes, page F-104

2. We note your response to comment 5 from our letter dated September 21, 2010. Please address the following items:

- Tell us why you did not write off the loss carryforwards that were lost upon the merger of TIM Nordeste into TIM Celular during 2009.
- It remains unclear to us why you recorded a valuation allowance for the deferred tax assets associated with TIM Celular. Please provide us with more detail regarding your future taxable income projections for TIM Celular, as compared with your recent profitability.
- To the extent that you have projected future losses for any of your subsidiaries, we believe that you should discuss such expected trends in your MD&A. Please revise to provide this discussion, including the impact of the expected losses on your liquidity.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho

/for/ Larry Spirgel
Assistant Director